SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

				(Amendment No. 2)


   			    Aldabra Acquisition CORP
--------------------------------------------------------------------------------
                                (Name of Issuer)


		     Common stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


				   01407F103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

			    Hound Partners, LLC
		     	101 Park Avenue, 48th Floor
                     	 New York, New York 10178
                     	 Telephone (212) 984-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


				September 22, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

     CUSIP No.  01407F103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Hound Partners, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

      4,524,987


9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

      4,524,987

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,524,987

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.49%

14.  TYPE OF REPORTING PERSON*

     OO


CUSIP No.  01407F103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Hound Performance, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,524,987

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,524,987

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,524,987

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.49%

14.  TYPE OF REPORTING PERSON*

     OO





CUSIP No.  01407F103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jonathan Auerbach

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,524,987

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,524,987

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,524,987

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.49%

14.  TYPE OF REPORTING PERSON*

     IN






CUSIP No.  01407F103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hound Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

      2,198,890


9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

      2,198,890


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,198,890

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.96%

14.  TYPE OF REPORTING PERSON*

     PN


CUSIP No.  01407F103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hound Partners Offshore Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

      2,326,097


9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

      2,326,097

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,326,097

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.79%

14.  TYPE OF REPORTING PERSON*

     PN


CUSIP No. 01407F103
          ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

	No change.

________________________________________________________________________________
Item 2.  Identity and Background.

	No change.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Hound Partners, LP and Hound Partners Offshore Fund, LP. The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $7,740,987. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4. The Reporting
Persons currently intend to vote in favor of the proposed acquisition of Great Lakes Dredge and Dock (the 'Proposed Acquisition').
__________________________________________________________________

Item 5.  Interest in Securities of the Issuer.


(a-e) As of the date hereof, Hound Partners, LLC, Hound Performance, LLC and Jonathan Auerbach may be deemed to be the beneficial owner of 4,524,987
 Shares or 30.49%* of the Shares of the Issuer, based upon the 14,842,047 Shares outstanding as of August 14, 2006, according to the Issuer's most recent Form 10-QSB. As of the date hereof, Hound Partners, LP may be deemed to be the beneficial owner of 2,198,890 Shares or 16.96% of the Shares of the Issuer, and Hound Partners Offshore Fund, LP may be deemed to be the beneficial owner of 2,326,097 Shares or 17.79% of the Shares of the Issuer. The 4,524,987 Shares include 3,642,047 Shares that may be acquired upon the exercise of a Warrant to Purchase Common Stock
(the "Warrant"). The Warrant is exercisable only during the period commencing on the later of the consummation by the Issuer of a merger, capital stock exchange, asset acquisition (such as the Proposed Acquisition) or other similar business combination or February 17, 2006. The Warrant expires on February 17, 2009.

Each of Hound Partners, LLC, Hound Performance, LLC and Jonathan Auerbach has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,524,987 Shares. Hound Partners, LP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,198,890 Shares. Hound Partners Offshore Fund, LP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,326,097 Shares.

Each of Hound Partners, LLC, Hound Performance, LLC and Jonathan Auerbach has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,524,987 Shares. Hound Partners, LP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,198,890 Shares. Hound Partners Offshore Fund, LP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,326,097 Shares.

The trading date, number of Shares purchased and the price per share for all transactions in the Shares since the Amendment 1 to Schedule 13D filed by the Reporting Persons on September 20, 2006 are set forth in Exhibit B and were effected in private sales and open market transactions.

The aforementioned Shares were acquired for investment purposes. Hound Partners, LP and Hound Partners Offshore Fund, LP may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B. A description of the transactions in the Shares that were effected by the Reporting Persons since the Schedule 13D filed by the Reporting Persons on September 19, 2006 is filed herewith as Exhibit B.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 26, 2006
-----------------------
(Date)


HOUND PARTNERS, LLC

By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member

HOUND PERFORMANCE, LLC

By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member


JONATHAN AUERBACH
     /s/ Jonathan Auerbach

HOUND PARTNERS, LP
By:  Hound Performance, LLC, its general partner

By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member

HOUND PARTNERS OFFSHORE FUND, LP
By:  Hound Performance, LLC, its general partner

By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).





				   Exhibit A


                                   AGREEMENT

The undersigned agree that this Schedule 13D dated September 26, 2006, relating to the Common Stock par value $0.0001 of Aldabra Acquisition Corporation shall be filed on behalf of the undersigned.


September 26, 2006
-----------------------
(Date)


HOUND PARTNERS, LLC

By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member

JONATHAN AUERBACH
     /s/ Jonathan Auerbach

HOUND PARTNERS, LP
By:  Hound Performance, LLC, its general partner

By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member

HOUND PARTNERS OFFSHORE FUND, LP
By:  Hound Performance, LLC, its general partner

By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member













Exhibit B











Transactions in the Warrants
Hound Partners, LP

   Date of            Number of Shares             Price Per
Transaction            Purchase                    Share
9/22/2006	           121,325 	             0.86
9/22/2006	            30,088 	             0.86
9/25/2006	            72,795 	             0.90
9/25/2006	            69,750 	             0.90











Transactions in the Warrants
Hound Partners Offshore Fund, LP

   Date of            Number of Shares             Price Per
Transaction            Purchase                    Share
09/22/06	        128,675 		   0.86
09/22/06	         31,912 		   0.86
09/25/06	         77,205 	  	   0.90
09/25/06	         71,917 	   	   0.90